[Letterhead of Igler & Dougherty]

May 26, 2006

Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

RE:	Alarion Financial Services, Inc.

Amendment No. 1 to Registration statement on Form 10-SB

Filed May 26, 2006

File No. 000-51843

Dear Mr. Webb:

We are writing in response to your letter dated May 19, 2006, regarding the above-referenced Registration Statement. Today, Alarion Financial Services, Inc. (“AFSI”) filed a Form 10-KSB/A and a Form 10-SB/A which incorporates by reference the Form 10-KSB/A. Copies of these newly filed documents are enclosed. These filings address the comments raised in your letter, as do the following responses.

Description of Business: Investments, p. 6

1.	In response to our former comment 3, you have amended your Description of Property section to clarify that, with the exception of the Gainesville branch, the Company does not invest in real estate; however, because of this exception, in fact, you do invest in real estate. Please add disclosure into the section entitled “Investments” on page 6 which discusses the decision to build a new facility with residential real estate units.

Response: A new disclosure under the heading “Investments” on page 6 of the Form 10-KSB/A has been added.

Item 2: Description of Properties, p. 17

2.	You state the bank anticipates opening the 34th Street Branch Office in April of 2006; please update this section.

Response: The table in the Description of Properties item on page 16 of the Form 10-KSB/A has been updated.

Mark Webb, Esq.

Securities and Exchange Commission

May 26, 2006

Classification of Assets and Potential Problem Loans, page 31

3.	We refer to your response to comment 17 and to the revised disclosure on page 31 that eliminates your reference to mathematical formulas for determining the allowance for loan losses. In this regard, please provide a similar revision to the second paragraph on page 5 of the “Loan Loss Allowance” section that states your monthly provision for loan losses is 1.25% of your outstanding loans less loans held for sale based on an average of your peer group. Please note that paragraph 9.06 of the AICPA Audit Guide for Depository and Financial Institutions states methods for determining the allowance for loan losses based solely on mathematical calculations, such as a percentage of total loans or similar allowances of peer institutions generally fail to incorporate the elements necessary to provide a reasonable allowance for loan losses.

Response: The description of AFSI’s allowance for loan losses on page 5 of the Form 10-KSB/A has been revised to address this issue.

Discussion of Results of Operations for 2005, page 36

4.	We refer to your response to comment 23 that states you have provided the requested discussion regarding related party loan on page 11. Considering this disclosure does not appear on the referenced page, please tell us where you have included the revised discussion regarding the nature of the loan and assets that are collateralizing the related party loans and your expectations as to whether they will continue to be provide at the current levels in future periods. If you have not provided this disclosure in your current amendment, please provide it in your next amendment as necessary.

Response: The disclosure of related party loans is contained under the Certain Relationships and Related Transactions items on page 18 of the Form 10-KSB/A and page 11 of the Form 10-SB/A.

We thank you for your assistance in addressing these comments and look forward to completing this process. Please call me at (850) 878-211 to discuss AFSI’s revisions after you have had a chance to review them.

Sincerely, IGLER & DOUGHERTY, P.A.

/s/ Richard Pearlman
Richard Pearlman

Enclosures

cc:	Jankie Dhanpat

Brett Higginbotham